UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Items:

1.	Other News

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We wish to inform you that, in settlement of their payment obligations in relation to the facilities extended to Jaiprakash Associates Limited (“JAL” or “Company”) by ICICI Bank Limited (“Bank”), GACL Trust, JEL Trust, JCL Trust and JHL Trust (collectively, “Obligors”) have agreed to transfer their shares in the Company (constituting 7.71% of the paid up share capital of the Company) to the Bank pursuant to an agreement dated November 14, 2023. These shares were pledged to ICICI Bank.

Pursuant to Regulation 30 read with para A of part A of Schedule III of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, as amended, read with SEBI circular no. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, we wish to provide the following disclosure:

a.	Name of the target entity, details in brief such as size, turnover etc.	Jaiprakash Associates Limited Total Operating Income : ₹ 39.55 billion (FY 2023)
b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”

This transaction does not constitute a related party transaction. ICICI Bank has no promoters.

ICICI Bank and its subsidiaries in the normal course of business have business dealings with Jaiprakash Group, including JAL, at an arm’s length. ICICI Bank is a lender to Jaiprakash Group, including JAL.

c.	Industry to which the entity being acquired belongs

Jaiprakash Associates Limited (JAL) is the flagship company of the Jaypee Group engaged in Engineering & Construction (E&C), Cement, Hospitality & Real Estate businesses. JAL is also the holding company for various subsidiaries engaged in Cement, Power, Real Estate and other diversified business activities.

d.	Objects and impact of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)

Obligors had pledged 189,316,882 equity shares of JAL with ICICI Bank for the facilities extended to JAL. After settlement with the Obligors, the Bank would reduce its dues from JAL, to the extent of value of shares transferred to the Bank, under the Settlement Agreement.

e.	Brief details of any governmental or regulatory approvals required for the acquisition	Since the shareholding being transferred is below 10%, regulatory approval is not required.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

f.	Indicative time period for completion of the acquisition	November 15, 2023
g.	Consideration - whether cash consideration or share swap or any other form and details of the same	Settlement with the Obligors, of the Bank’s debt to JAL, equivalent to the value of shares transferred to the Bank.
h.	Cost of acquisition and/or the price at which the shares are acquired	Closing price at NSE on November 13, 2023
i.	Percentage of shareholding /control acquired and / or number of shares acquired	189,316,882 equity shares of JAL (constituting 7.71% of the paid up share capital of JAL) held by the Obligors
j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Jaiprakash Associates Limited

Date of incorporation: November 11, 1995

History of last 3 years Turnover:

FY2021: ₹ 43.43 billion

FY2022: ₹ 42.20 billion

FY2023: ₹ 39.55 billion

Country of presence - India

Request you to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: November 14, 2023	By:	/s/Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Assistant General Manager